SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For May 1, 2005 to May 31 30, 2005

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 12 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: NICE Reports 2005 First Quarter Results Dated May 4, 2005

Press Release: NICE and Avaya Selected by Leading Indian Outsourcer Allsec to Improve Outbound Services` Collections and Closing Rates. . Dated May 16, 2005

Press Release: NICE Selected for City of Baltimore Anti-Terrorism Project by Leading Homeland Security System Integrator, M.C. Dean Inc. . Dated May 17, 2005

____ 2 ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Ran Oz

Name:  Ran Oz

Title: Corporate Vice President

And Chief Financial Officer

Dated: June 15, 2005

____ 3 ____

NICE Reports 2005 First Quarter Results

Highlights:

Q1 revenue at $66.1 million, up 13.3% from Q1 2004

Q1 gross margin improved to 55.3%

EPS was $0.29, up 107% from Q1 2004

Acquisition of Dictaphones CRS business on track

Ra'anana, Israel, May 4, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions to drive performance, today announced results for the first quarter ending March 31, 2005.

First quarter 2005 revenue was $66.1 million, at the upper end of the Company's guidance range.  First quarter revenue represents a 13.3% increase over $58.3 million in the same quarter of 2004.

First quarter gross margin was 55.3%, an improvement from the 53.8% reported in the first quarter of 2004.

The company reported a first quarter operating profit of $5.4 million and operating margins of 8.2%, compared with $2.0 million and 3.5% in the first quarter of 2004.

Net income from continuing operations, which excludes income from discontinued operations, was $5.8 million or $0.29 per fully diluted share in the first quarter of 2005, up from $2.6 million or $0.14 per fully diluted share in the same quarter of 2004.  First quarter net income was $5.8 million, or $0.29 per fully diluted share, compared with net income of $5.9 million, or $0.32 per share, on a fully diluted basis, in the first quarter of 2004.

Total cash and equivalents at March 31, 2005 rose to $185.1 million, up from $165.9 million at December 31, 2004. DSO`s for the first quarter stood at 69 days.

Commenting on the quarter, Haim Shani, Chief Executive Officer of NICE, said, "After a great year in fiscal 2004, we got off to an outstanding start in fiscal 2005.  We are seeing a general growth in demand for our Insight from Interactions solutions, both in the enterprise and security sector.  And as a result of the increase in demand and further to the Company`s strong operating platform and business model we have achieved significant earnings growth rate and bottom line leverage."

"Last month we announced our acquisition of Dictaphone`s Communications Recording Systems business, which strengthens our leadership positions in each of our key sectors, and the transaction is progressing according to plan."

"We reiterate our annual guidance, with revenues at $295 - $300 million and pro-forma EPS at $1.50 - 1.60.  For the second quarter of 2005, we expect to see 9%-14% growth in revenues to $67-$70 million from the $61.3 million reported in the second quarter of last year. In terms of earnings, we expect a 33%-50% increase over second quarter 2004 EPS of $0.24, to between $0.32 and $0.36 per share."

Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE's website at www.nice.com.  A telephone replay will be available for up to 72 hours after the call. The replay information: US Toll-free: 1-866-276-1485; International: +972-3-925-5930; Israel: 03-925-5930.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

 Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	972-9-775-3745
Investors
Amit Scheinmann	NICE Systems ir@nice.com	972-9-775-3026

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2004	2005
	Unaudited	Unaudited

Revenue
Product	$ 41,397	$ 47,277
Services	16,946	18,845
Total revenue	58,343	66,122

Cost of revenue
Product	14,855	15,557
Services	12,123	13,991
Total cost of revenue	26,978	29,548

Gross Profit	31,365	36,574

Operating Expenses:
Research and development, net	6,215	6,756
Selling and marketing	15,261	16,069
General and administrative	7,865	8,340
Total operating expenses	29,341	31,165

Operating income	2,024	5,409

Financial income, net	901	1,052

Income before taxes on income	2,925	6,461
Taxes on income	310	685

Net income from continuing operations	2,615	5,776

Net income from discontinued operation	3,236	-

Net income	$ 5,851	$ 5,776

Basic income per share from continuing operations	$ 0.15	$ 0.31
Basic income per share from discontinued operation	$ 0.19	-
Basic income per share	$ 0.34	$ 0.31

Diluted income per share from continuing operations	$ 0.14	$ 0.29
Diluted income per share from discontinued operation	$ 0.17	-
Diluted income per share	$ 0.32	$ 0.29

Weighted average number of shares
outstanding used to compute:

Basic income per share	17,107	18,411
Diluted income per share	18,568	19,861

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	March 31,
	2004	2005
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 26,579	$ 25,420
Short-term bank deposits	175	161
Marketable securities	24,348	41,486
Trade receivables	46,407	49,365
Other receivables and prepaid expenses	7,937	8,617
Inventories	12,615	11,306
Assets of discontinued operation	652	652

Total current assets	118,713	137,007

LONG-TERM INVESTMENTS:
Long-term marketable securities	114,805	118,024
Other long-term investments	9,410	9,324

Total long-term investments	124,215	127,348

PROPERTY AND EQUIPMENT, NET	16,981	16,247

OTHER ASSETS, NET	38,410	36,064

TOTAL ASSETS	$ 298,319	$ 316,666

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 11,975	$ 15,037
Accrued expenses and other liabilities	55,302	59,860
Liabilities of discontinued operation	8	8

Total current liabilities	67,285	74,905

LONG-TERM LIABILITIES	8,163	8,068

SHAREHOLDERS' EQUITY	222,871	233,693

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 298,319	$ 316,666

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended
	March 31,
	2004	2005
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$ 5,851	$ 5,776
Less income for the period from discontinued operation	(3,236)	-
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,510	3,009
Accrued severance pay, net	(9)	(49)
Amortization of discount (premium) and accrued interest
on marketable securities	303	280
Decrease (increase) in trade receivables	1,541	(3,477)
Decrease (increase) in other receivables and prepaid expenses	1,145	(759)
Decrease in inventories	285	229
Increase (decrease) in trade payables	(1,598)	3,097
Increase (decrease) in accrued expenses and other liabilities	(99)	4,700
Other	11	37

Net cash provided by operating activities from continuing operations	7,704	12,843
Net cash provided by operating activities from discontinued operation	204	-

Net cash provided by operating activities	7,908	12,843

Cash flows from investing activities:

Purchase of property and equipment	(1,838)	(1,378)
Investment in short-term bank deposits	(7)	(21)
Proceeds from short-term bank deposits	47	33
Proceeds from maturity of short-term marketable securities	7,300	83,485
Investment in short-term marketable securities	-	(95,050)
Proceeds of call of long-term held-to-maturity marketable securities	15,800	-
Investment in long-term held-to-maturity marketable securities	(35,355)	(9,072)
Capitalization of software development costs	(443)	(217)
Decrease in accrued acquisition costs	(75)	-
Payment in respect of terminated contract from TCS acquisition	(1,483)	-
Proceeds from related party in respect of TCS acquisition	4,013	2,531

Net cash used by investing activities from continuing operations	(12,041)	(19,689)
Net cash provided by investing activities from discontinued operation	4,136	-

Net cash used by investing activities	(7,905)	(19,689)

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	8,022	5,703

Net cash provided by financing activities	8,022	5,703

Effect of exchange rate changes on cash	(6)	(16)

Increase (decrease) in cash and cash equivalents	8,019	(1,159)
Cash and cash equivalents at beginning of period	29,859	26,579

Cash and cash equivalents at end of period	$37,878	$25,420

NICE and Avaya Selected by Leading Indian Outsourcer Allsec to Improve Outbound Services` Collections and Closing Rates

The NICE solution suite was chosen to help the outsourcer better serve its clients and their customers

Ra`anana, Israel, May 16, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions, today announced that it has received a significant order from Allsec, one of India`s largest business process outsourcers (BPO), to implement its industry leading solution for contact centers.  Allsec will apply NICE`s contact center interactions solutions for improved analysis of customer interactions, agent quality monitoring and reporting.  The project will be implemented in partnership with NICE partner Avaya GlobalConnect, India's leading enterprise communication solutions provider.

Allsec, one of the largest outsourcers in India, serves top US customers, including Ford Motor and CompuCredit.  The Chennai, voice-based BPO firm is planning to list its shares through an initial public offering to fund its expansion program and proposed acquisitions.  As part of the expansion program Allsec has chosen NICE in its effort to achieve the highest levels of customer service and retention.

The implementation will focus on Allsec`s outbound services.  By applying NICE`s solution for analysis and quality monitoring of customer interactions, with a targeted program, Allsec will be able to have focused, as opposed to random, monitoring.  These capabilities give contact center supervisors the power to proactively identify which agent behaviors, such as negotiation skills, lead to higher closing rates or higher sales-per-hour.

Additional benefits NICE offers Allsec include capabilities for managing customer interactions with many different clients, while maintaining strict adherence to confidentiality and protecting proprietary and competitive information.  Moreover, the advanced capabilities of the NICE solution will enhance agent training programs by decreasing the time required to train employees.  In this way the NICE solution will assist in improving internal processes and overall efficiency, as well as the caller experience by promoting premier customer service.

"We have been working with NICE for several years and since we began our relationship, we have been able to leverage NICE`s market-leading solutions for contact centers along with our leading communications networks and services to advance our leadership in the rapidly growing contact center outsourcing market in India," said Amit Mehta, National Marketing Manager-Call Center Solutions at Avaya Global Connect Ltd.  "We are pleased by this latest win with Allsec, which is further validation that the Avaya-NICE partnership is a winning combination that successfully drives customer loyalty, revenues, and profitability for our mutual customers."

"We are extremely pleased that Allsec has chosen NICE along with Avaya to improve the performance of its contact center," said Doron Ben-Sira, President of NICE Asia Pacific.  "This win clearly supports our leadership position with India`s contact center outsourcers.  Together with Avaya we are enabling our joint customers to differentiate themselves with tools that provide exceptional customer service and added value to their customers."

About Allsec

Allsec Technologies Limited Chennai's first ever outsourced multimedia BPO center, is based in Southern India. The company was founded in 1999.  Allsec is currently a 700 seat center functioning from 3 facilities located in Chennai, a metropolitan city connected well by Rail, Road and Air. Allsec is expanding by an additional 1000 seats adjoining its existing Velachery center taking its total capacity to 1700 seats.  The facilities engage state-of-the-art infrastructure, contemporary work environs and features, best-of-breed-technology and a well trained, highly efficient workforce.  Our business model revolves around three key drivers - our people, our processes and our best-of-breed technology. These have been instrumental in successfully delivering our BPO services to our clients.

About Avaya GlobalConnect

Avaya GlobalConnect, formerly known as Tata Telecom, is India's number one Enterprise Communication Solutions provider. Its offerings range from converged voice, data and video networks to contact center solutions to unified messaging solutions, and customer services. It is a dominant player in the contact center and IP telephony market. In order to provide best-in-class converged communications products and solutions, Avaya GlobalConnect has partnered global technology leaders---Polycom, the world's leading video-conferencing solutions provider; NICE Systems, the Israel-based customer experience management specialist; LG, a leading global player in EPABX and KTS products and IEX, a Tekelec company and the leading provider of contact center workforce management solutions. The company has strategic alliances with systems integrators such as IBM, HP, Servion, Cable & Wireless, CMC and Tata Infotech. For more information about Avaya GlobalConnect, visit its Web site at www.avayaglobalconnect.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of "Insights from Interactions", based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Playback Organizer, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	++972-9-775-3745
Investors
Amit Scheinmann	NICE Systems ir@nice.com	++972-9-775-3026

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Selected for City of Baltimore Anti-Terrorism Project by Leading Homeland Security System Integrator, M.C. Dean Inc.

NICE`s advanced digital video and content analytics will support comprehensive anti-terrorism strategy

Ra`anana, Israel, May 17, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions today announced that it has been selected by M.C. Dean, Inc., one of the nation`s leading electronic systems integrators, to provide its digital video solutions for the Baltimore Region Anti-Terrorism CCTV Installation, Operation, and Service project.  The network is part of a comprehensive strategy in the Baltimore area to improve regional cooperation on terrorism concerns.

The City of Baltimore will apply NICE`s capabilities to enhance the CCTV security provision at public areas, including rail lines, government buildings and cultural institutions.  The solution will allow Baltimore`s command and control centers to extract security insight from video interactions by simultaneously monitoring multiple sites, with smart monitoring capabilities and automatic alarm management.

NICE`s solution, with advanced transmission, recording and content analysis capabilities will deliver real-time alerts on potential threats to security personnel. The moments leading up to an alert will be automatically replayed allowing staff to intuitively investigate an incident, understand its context and cause and, more importantly, decide what action to take.  Such proactive management and assessment of alarms and the correlating potential risk will enable Baltimore`s security personnel to anticipate security breaches and improve response time.  The result is enhanced safety and security for the region`s residents.

"NICE provided us with a total solution that incorporates not only the required camera controls and recording capabilities, but also a content analysis feature that allows us to monitor and manage multiple cameras more efficiently by distinguishing between activities of interest and normal events," said Rhett Wade, General Manager of M.C. Dean, Inc.`s Security and Electronics Division.

M.C. Dean, Inc. is currently integrating NICE systems into several other projects in the Washington, D.C. Metropolitan Area.

"Baltimore`s initiative powerfully demonstrates how advanced content analytics along superior digital video performance can significantly increase the speed of threat detection and efficiency of corrective action," says Ian Ehrenberg, vice president and general manager of NICE`s digital video security division, US. "NICE`s video solutions are the preferred choice of local, state and federal officials for video content analytics and they are turning to NICE to support their effort in enhancing security and protecting the public."

About M.C. Dean, Inc.

M.C. Dean, Inc., headquartered in Dulles, Va., is a leader in the design, installation, and integration of complex homeland security, electronics, power, and telecommunications systems.  The firm has extensive experience in providing services to state and local governments, and uniformed and civilian Federal agencies, institutions, and large commercial customers.  The firm has 1,600 employees and provides services from 11 offices throughout the MidAtlantic, Southeast, and Europe.   More information is available at www.mcdean.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Playback Organizer, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	++972-9-775-3745
Sherry Satterwhite	NICE Systems, Inc. sherry.satterwhite@nice.com	1 (201) 914 9577
Investors
Amit Scheinmann	NICE Systems ir@nice.com	++972-9-775-3026

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceContact, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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